Computershare
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

May 23, 2023

To: All Canadian Securities Regulatory Authorities
Subject: MOGO INC. (AMENDED - see highlighted)

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 19, 2023
Record Date for Voting (if applicable) :	May 19, 2023
Beneficial Ownership Determination Date :	May 19, 2023
Meeting Date :	June 27, 2023
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	**CUSIP Number**	**ISIN**
COMMON SHARES	60800C109	CA60800C1095

Sincerely,

Computershare
Agent for MOGO INC.